UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(CUSIP Number)

Jeffrey P. Newman, Esq.
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, CA 94104
(415) 954-4400

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

December 17, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

CUSIP No. 157639105	13D	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Huneeus Vinters LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON OO

EXPLANATORY NOTE

     This Schedule 13D (the “Tenth Amended Schedule 13D”) is the tenth amendment to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on behalf of Huneeus Vintners LLC, a Delaware limited liability company (the “Reporting Person”), on May 17, 2004 (as originally filed, and as amended and supplemented by each of Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 thereto, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Issuer”).

     Unless the context otherwise requires, capitalized terms used but not defined in this Tenth Amended Schedule 13D shall have the meanings ascribed to such terms in the Schedule 13D.

     Except as set forth in this Tenth Amended Schedule 13D, no material change in the information set forth in the Schedule 13D has occurred. Beginning on the date this Tenth Amended Schedule 13D is filed with the SEC on behalf of the Reporting Person, and continuing thereafter until the date on which any further amendment with respect to the Schedule 13D shall be filed with the SEC on behalf of the Reporting Person, all references to the Schedule 13D shall be deemed to refer to Schedule 13D, as amended and supplemented by the Tenth Amended Schedule 13D.

Item 4. Purpose of the Transaction.

     Item 4 of the Schedule 13D is supplemented as follows:

     On December 13, 2004, the Issuer announced that it had received an acquisition proposal from Diageo North America, Inc. (“Diageo”) to acquire the Issuer in a transaction in which the shareholders of the Issuer would receive $13.75 per share in cash plus continued wine benefits in exchange for their existing shares of Common Stock of the Issuer. The Reporting Person and the other LLC Members have determined that they will not propose adjustments in the terms and conditions of the Definitive Merger Agreement which would cause such acquisition proposal to no longer be a Superior Proposal.

     On December 17, 2004, the Reporting Person and the other LLC Members entered into a Consent and Waiver Agreement for the benefit of Diageo, Double Wines, Inc. and the Issuer (the “Consent and Waiver Agreement”). A copy of the Consent and Waiver Agreement is attached hereto as Exhibit 15 and incorporated herein by reference. Pursuant to the Consent and Waiver Agreement, the parties agreed that in consideration of Diageo making an irrevocable offer to enter into a transaction whereby each share of Common Stock of the Issuer will be converted into the right to receive $14.25 per share in cash (the “Amended Diageo Proposal”), (i) each of DBR and Triple Wines permits, and consents to, Diageo making the Amended Diageo Proposal, and waives any and all rights it may have under Sections 4.4(b) or 4.4(c) of the Definitive Merger Agreement or otherwise in connection with the Amended Diageo Proposal to receive notice of the Amended Diageo Proposal and/or to propose adjustments to the terms and conditions of the Definitive Merger Agreement that would cause the Amended Diageo Proposal to no longer be a Superior Proposal, (ii) each of the LLC Members and Triple Wines waives any and all rights it may have against each of the Issuer and Diageo in connection or relating to (1) the efforts by the LLC Members and Triple Wines to acquire the Issuer or (2) the negotiation and execution of the merger agreement memorializing the Amended Diageo Proposal (the “Diageo Merger Agreement”); provided, however, that (A) DBR does not waive its rights pursuant to Sections 4.6 and 6.2 of the Definitive Merger Agreement or (ii) its rights to receive the merger consideration in connection with any merger contemplated by the Amended Diageo Proposal with respect to the shares of Common Stock owned directly or indirectly by it, and (B) no party waives any rights pursuant to any commercial arrangements not arising out of or related to the Definitive Merger Agreement or the AEJV, (iii) DBR confirms, acknowledges and agrees that its obligations pursuant to Section 6.2(c) of the Definitive Merger Agreement are in full force and effect and are enforceable in accordance with their terms and shall survive any termination of the Definitive Merger Agreement and/or the AEJV in connection with any determination by the Issuer to enter into a transaction with Diageo or any of its affiliates and, until such time as the Diageo Merger Agreement has been terminated, shall not be waived, modified or amended without the express written consent of Diageo, (iv) the LLC Members confirm, acknowledge and agree that their obligations pursuant to the Confidentiality

Agreement have not been amended or modified in any respect, are in full force and effect and are enforceable in accordance with their terms and shall survive any termination of the Definitive Merger Agreement and/or the AEJV and, until such time as the Diageo Merger Agreement has been terminated, shall not be waived, modified or amended without the express written consent of Diageo, and (v) the LLC Members agree, until such time as the Diageo Merger Agreement has been terminated, that Diageo can directly enforce any or all of the Issuer’s rights under the respective Confidentiality Agreement between it and the Issuer.

     On December 18, 2004, DBR received notice that pursuant to Sections 4.4(b) and 6.1(d) of the Definitive Merger Agreement, the Issuer had terminated the Definitive Merger Agreement, effective immediately. Pursuant to the terms of the AEJV, upon the termination of the Definitive Merger Agreement, the LLC Members’ obligations to consummate the transactions contemplated thereunder were also immediately terminated. The LLC Members remain in discussion regarding the allocation of certain fees and expenses.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is supplemented as follows:

     As a result of the termination of the Definitive Merger Agreement and the termination, pursuant to the terms of the AEJV, of the obligations of the LLC Members to consummate the transactions contemplated thereunder, as of December 18, 2004, the Reporting Person no longer had a beneficial ownership interest in any shares of Common Stock of the Issuer beneficially owned by either of the other LLC Members, and expressly disclaims any such interest.

Item 7. Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description

15	Consent and Waiver, dated as of December 17, 2004, from each of the Reporting Person, Triple Wines, Inc., Constellation Brands, Inc., and Domaines Barons de Rothschild (Lafite) for the benefit of Diageo, Double Wines, Inc. and the Issuer

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tenth Amended Schedule 13D is true, complete and correct.

     Date: December 20, 2004

HUNEEUS VINTNERS LLC

By:	/s/ Agustin Huneeus Name: Agustin Huneeus Title: Manager

EXHIBIT INDEX

Number	Description	Location

1	Offer Letter presented by Domaines Barons de Rothschild (Lafite) to the board of directors of The Chalone Wine Group, Ltd. dated May 17, 2004	Previously filed with the Schedule 13D of the Reporting Person of May 17, 2004

2	Commitment Letter entered into by and among Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC dated May 16, 2004	Previously filed with the Schedule 13D of the Reporting Person of May 17, 2004

3	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated June 30, 2004	Previously filed with the Schedule 13D of the Reporting Person of June 30, 2004

4	Confidentiality Agreement between The Chalone Wine Group, Ltd. and Huneeus Vintners LLC dated July 8, 2004	Previously filed with the Schedule 13D of the Reporting Person of July 8, 2004

5	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated July 31, 2004	Previously filed with the Schedule 13D of the Reporting Person of July 31, 2004

6	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated August 20, 2004	Previously filed with the Schedule 13D of the Reporting Person of August 20, 2004

7	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated August 27, 2004	Previously filed with the Schedule 13D of the Reporting Person of August 27, 2004

8	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated September 3, 2004	Filed with the Sixth Amended Schedule 13D of the Reporting Person of September 3, 2004

9	Letter of Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated September 10, 2004	Filed with the Seventh Amended Schedule 13D of the Reporting Person of September 10, 2004

10	Amended Commitment Letter among Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated as of September 15, 2004	Filed with the Eighth Amended Schedule 13D of the Reporting Person of September 16, 2004

11	Agreement and Plan of Merger by and among Domaines Barons de Rothschild (Lafite), Triple Wines, Inc. and The Chalone Wine Group, Ltd. dated as of October 30, 2004	Filed with the Ninth Amended Schedule 13D of the Reporting Person of October 30, 2004

12	Guaranty of Huneeus Vintners LLC and Constellation Brands, Inc. for the benefit of The Chalone Wine Group, Ltd. dated as of October 30, 2004	Filed with the Ninth Amended Schedule 13D of the Reporting Person of October 30, 2004

13	Non-Disposal Letter Agreement by and among SFI Intermediate Ltd., GHA 1 Holdings, Inc. and Domaines Barons de Rothschild (Lafite) dated as of October 30, 2004	Filed with the Ninth Amended Schedule 13D of the Reporting Person of October 30, 2004

14	Agreement to Establish Joint Venture by and among Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC dated as of October 30, 2004	Filed with the Ninth Amended Schedule 13D of the Reporting Person of October 30, 2004

15	Consent and Waiver, dated as of December 17, 2004, from each of the Reporting Person, Triple Wines, Inc., Constellation Brands, Inc., and Domaines Barons de Rothschild (Lafite) for the benefit of Diageo, Double Wines, Inc. and the Issuer	Filed with this Tenth Amended Schedule 13D